Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-42766


                                 InnovaCom Inc.

                           Prospectus Supplement No. 4
                      (To Prospectus Dated August 30, 2000)

         You should read this prospectus supplement, prospectus supplements No. 1, 2 and 3, and the related prospectus dated August 30, 2000, carefully before you invest. These documents contain information you should consider when making your investment decision.

         On October 6, 2000, we issued a drawdown notice to Jashell Investments Limited in connection with the common stock purchase agreement dated June 19, 2000, as amended on July 26, 2000, evidencing an equity draw down facility between us and Jashell Investments Limited. The notice offered to sell up to $400,000 in the aggregate of our common stock to Jashell Investments Limited based on the formula in the stock purchase agreement in two tranches. The first tranche began on October 12, 2000, ended on October 26, 2000 and settled on October 30, 2000. The second tranche began on October 27, 2000, ended on November 10, 2000 and settled on November 13, 2000.

         In the second tranche, Jashell purchased our shares during an 11 business day period. During the 11 business days, Jashell Investments Limited purchased a total of 1,225,698 shares of our common stock at an average purchase price of $0.1632 per share which represents 79% of the Volume Weighted Average Daily Price of our common stock as quoted on the OTC Bulletin Board during this period of $0.2066 per share. These purchases resulted in aggregate proceeds of $200,000 being paid to us by Jashell Investments Limited. Further, pursuant to the common stock purchase agreement, we issued Jashell Investments Limited a warrant to purchase 612,849 shares of common stock at $0.1632 per share during a 22 business day period. During the second tranche, we indicated no threshold price.

         The attached prospectus relates to the resale of shares acquired by Jashell Investments Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Jashell Investments Limited. Because Jashell Investments Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold, if any, after the completion of the offering.

         The proceeds from the sale of common stock issued to the Jashell Investments Limited will be used for working capital.



          The date of this prospectus supplement is November 13, 2000.